March 24, 2022

Trust for Professional Managers
615 East Michigan Street
Milwaukee, WI 53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated December 20, 2013 regarding the sale of the Institutional Class and Advisor Class shares of the Rockefeller Equity Allocation Fund (f/k/a the Rockefeller Select Equity Fund), Rockefeller Core Taxable Bond Fund, Rockefeller Intermediate Tax Exempt National Bond Fund and Rockefeller Intermediate Tax Exempt New York Bond Fund, and our opinion dated July 20, 2021 regarding the sale of Institutional Class and Class A shares of the Rockefeller Climate Solutions Fund, each a series of Trust for Professional Managers. In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.